Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-1 of Ortho-Clinical Diagnostics Bermuda Co. Ltd. of our report dated March 11, 2020, except for (i) the change in the manner in which the Company accounts for revenue from contracts with customers and leases discussed in Note 3 to the consolidated financial statements, (ii) the effects of disclosing net loss per common share data discussed in Note 3 and (iii) the segment disclosures in Note 20, as to which the date is October 16, 2020, relating to the financial statements of Ortho-Clinical Diagnostics Bermuda Co. Ltd., which appears in this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

January 4, 2021